

SECURI[illegible] ON

07002956

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 [illegible] 2007
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 48198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC- PACIFIC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE - SECOND FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BOSSONE 203-861-5480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE STREET (Address) RIDGEFIELD (City) CT (State) 06877 (Zip Code)

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC-PACIFIC CAPITAL, INC. I, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Bossone
Signature

CHIEF FINANCIAL OFFICER
Title

Michelle Barr Brooks
Notary Public

MICHELLE BARR BROOKS
Notary Public, State of New York
No. 01BA5042457
Qualified in Westchester County
Commission Expires July 25, 20 09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.
Table of Contents
December 31, 2006

Page(s)

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. as of December 31, 2006, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Atlantic-Pacific Capital Limited, a wholly owned subsidiary, which statements reflect total assets of $3,192,710 as of December 31, 2006, and total revenues of $3,065,958 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Atlantic-Pacific Capital Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 19, 2007

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Current assets	
Cash	$ 12,275,234
Placement fees receivable	15,257,905
Interest receivable	519,259
Due from Funds	500,839
Other current assets	136,668
Total current assets	28,689,905
Property and equipment (net of accumulated depreciation and amortization of $2,727,621)	860,067
Other assets	
Placement fees receivable	12,264,549
Security deposits	171,861
Investment in affiliates	1,277
Other investment	300,000
Total other assets	12,737,687
Total assets	$ 42,287,659
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 658,257
Accrued revenue participation	3,773,343
Total current liabilities	4,431,600
Long term liabilities	
Accrued revenue participation	1,512,054
Total long term liabilities	1,512,054
Total liabilities	5,943,654
Stockholder's equity	36,344,005
Total liabilities and stockholder's equity	$ 42,287,659

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
Year Ended December 31, 2006

Revenues	
Placement fees	$ 32,611,752
Interest income	1,770,681
Total revenues	34,382,433
Operating expenses	
Salaries and related benefits	19,512,279
Professional fees	1,146,832
Travel	1,267,807
General and administrative	1,236,472
Depreciation and amortization	386,829
Total operating expenses	23,550,219
Income from operations	10,832,214
Income tax benefit	(95,592)
Net income	$ 10,927,806

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Other Comprehensive Income	Total Stockholder's Equity
Balance, December 31, 2005	$ 1	$ 178,610	$30,413,087	$ (163,576)	$ 30,428,122
Distributions to stockholder			(5,194,726)		(5,194,726)
Net income			10,927,806		10,927,806
Currency translation adjustment				182,803	182,803
Balance, December 31, 2006	$ 1	$ 178,610	$36,146,167	$ 19,227	$ 36,344,005

* Par value of common stock at $.01, 3,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 10,927,806
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	386,829
Loss on disposal of equipment	11,122
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Placement fees receivable	(6,185,552)
Interest receivable	(254,944)
Due from Funds	35,189
Other assets	1,977,423
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	64,422
Accrued year end bonuses	(932,995)
Accrued revenue participation	1,758,584
Total adjustments	(3,139,922)
Net cash provided by operating activities	7,787,884
Cash flows from investing activities	
Capital expenditures	(249,732)
Investment	(300,000)
Net cash used in investing activities	(549,732)
Cash flows from financing activities	
Distributions to stockholder	(5,194,726)
Net cash used in financing activities	(5,194,726)
Effect of exchange rate	182,803
Net increase in cash	2,226,229
Cash - beginning of year	10,049,005
Cash - end of year	$ 12,275,234

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships and hedge funds (collectively, the "Funds") that are not publicly traded. The Company earns a fee based on a percentage of capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company has one active subsidiary, Atlantic-Pacific Capital Limited ("APC Ltd."). APC Ltd. which operates in London, England, markets the services of the Company in Europe. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiary have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation

The Company's functional currency is the U.S. dollar. APC Ltd.'s functional currency is the British Pound, its local currency. All asset and liability accounts are translated at year-end exchange rates and income and expenses are translated using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of other comprehensive income on the consolidated statement of changes in stockholder's equity.

Revenue and Expense Recognition

Placement fees are recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company receives non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Cash and Cash Equivalents

The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Revenue Participation

Pursuant to agreements with certain employees, under specific circumstances, the Company is obligated to compensate such individuals at agreed upon percentages of placement fees and interest received ("revenue participation"). The Company recognizes revenue participation expense ratably from the time the Company records revenue until the related placement fees and interest are

received by the Company. Revenue participation expense is included in salaries and related benefits on the consolidated statement of operations.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided.

Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization is provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life		Carrying Value
Computer equipment and software	3 - 5 years	$	612,307
Furniture and fixtures	5 - 7 years		634,931
Aircraft	5 - 7 years		1,505,811
Leasehold improvements	The lesser of the life of lease or the leasehold improvements		834,639
			3,587,688
Less accumulated depreciation and amortization			(2,727,621)
		$	860,067

Other Investment
The Company has an investment in the common stock of WisdomTree Investments, Inc. which is valued at cost due to restrictions on transferability.

Warrant
As partial compensation for its placement services, the Company received a warrant representing the right to purchase 72,000 shares of common stock in Alliance Mortgage Investments, Inc. at a purchase price per share of $7.00 with an expiration date of May 31, 2015. Since the market value of the warrant is difficult to determine and the financial instrument is subject to several terms and conditions including restrictions on transferability, the Company has not recorded any value in the financial statements. The Company will record revenue, if any, earned upon exercise of the warrant.

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on APC, Inc.'s taxable income. Based upon various apportionment factors and state income tax laws, APC, Inc. may be liable for income taxes in certain states in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Income Taxes

Income taxes consist of the following at December 31, 2006:

APC Inc. state income tax provision	$	(985)
APC Ltd. corporation income tax provision		(94,607)
Total income tax benefit	$	(95,592)

4. Operating Leases

The Company leases office space in various cities throughout the United States and Europe under noncancelable operating leases expiring at various dates through March, 2012.

The following is a schedule of future minimum lease payments required under these noncancellable operating leases:

Year Ending December 31,		
2007	$	598,309
2008		513,720
2009		483,280
2010		285,498
2011		285,498
Thereafter to 2012		71,374
	$	2,237,679

Rent expense for the year ended December 31, 2006 totaled $526,774. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

5. Profit Sharing Plan

The Company sponsors a profit sharing plan covering substantially all of its employees. Contributions at the discretion of the board of directors are determined as a percentage of each covered employee's compensation and totaled $128,786 for the year ended December 31, 2006.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there is a concentration of receivables with these same clients.

7. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

8. Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one.

At December 31, 2006, the Company had net capital of $8,234,430 which was $7,810,265 in excess of the minimum net capital requirement of $424,165. The Company's ratio of aggregate indebtedness to net capital was .77 to 1.

Supplementary Information
December 31, 2006

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Stockholder's equity	$ 35,167,840
Less: nonallowable assets	
Placement fees receivable	24,457,993
Property and equipment	757,371
Interest receivable	519,259
Due from Funds	438,572
Investment in affiliates	118,905
Other assets	405,905
Total nonallowable assets	26,698,005
Less: haircuts	235,405
Net capital	8,234,430
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness)	424,165
Excess Net Capital	7,810,265
Aggregate indebtedness	6,362,489
Ratio: Aggregate indebtedness to net capital	0.77

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2006

The net capital computation above does not differ from that filed by the Company on January 24, 2007 in its unaudited filing.

Atlantic-Pacific Capital, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-1
December 31, 2006

The Company is exempt under Rule 15c-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
December 31, 2006
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiary Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 12,275,234	$ (506,871)	$ 11,768,363
Placement fees receivable	15,257,905	-	15,257,905
Interest receivable	519,259	-	519,259
Due from Funds	500,839	(62,267)	438,572
Other current assets	136,668	(135,860)	808
Total current assets	28,689,905	(704,998)	27,984,907
Property and equipment (net of accumulated depreciation and amortization of $2,502,147)	860,067	(102,696)	757,371
Other assets			
Placement fees receivable	12,264,549	-	12,264,549
Security deposits	171,861	(67,264)	104,597
Investment in affiliates	1,277	117,628	118,905
Other investment	300,000	-	300,000
Total other assets	12,737,687	50,364	12,788,051
Total assets	$ 42,287,659	$ (757,330)	$ 41,530,329
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	$ 658,257	$ (102,836)	$ 555,421
Accrued revenue participation	3,773,343	(1,140,259)	2,633,084
Due to affiliate	-	2,146,929	2,146,929
Total current liabilities	4,431,600	903,834	5,335,434
Long term liabilities			
Accrued revenue participation	1,512,054	(484,999)	1,027,055
Total long term liabilities	1,512,054	(484,999)	1,027,055
Total liabilities	5,943,654	418,835	6,362,489
Stockholder's equity	36,344,005	(1,176,165)	35,167,840
Total liabilities and stockholder's equity	$ 42,287,659	$ (757,330)	$ 41,530,329

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5
December 31, 2006

Reynolds & Rowella LLP


Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Atlantic-Pacific Capital, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 19, 2007

END